July 25, 2023

SUBMISSION VIA EDGAR

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: John Cannerella, Jenifer Gallagher,

John Coleman, Cheryl Brown,

and Laura Nicholson

Re:	Responses to the Securities and Exchange Commission

Staff Comments dated July 17, 2023 regarding

Foremost Lithium Resource & Technology Ltd.
Amendment No. 2 to Registration Statement on Form F-1
Filed July 7, 2023
File No. 333-272028

Dear Sirs and Madams:

This letter responds to the written comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in the July 17, 2023 letter regarding the above-referenced Amendment No. 2 to the Registration Statement on Form F-1 (the “Registration Statement”) of Foremost Lithium Resource & Technology Ltd. (the “Company”, “we,” “our,” or “us”) filed on July 7, 2023. For your convenience, the Staff’s comments are included below and we have numbered our responses accordingly. Simultaneously with the transmission of this letter, the Company is submitting via EDGAR an Amendment No. 3 to the Registration Statement, responding to the Staff’s comments and including certain other revisions and updates.

Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Registration Statement.

Our responses are as follows:

Amendment No. 2 to Registration Statement on Form F-1 filed July 7, 2023

The Offering, page 12

Staff Comment No. 1

We note your reference on page 13 to the option of the underwriters to purchase an additional 52,272 common shares. Please reconcile this amount with other disclosure in your prospectus that you have granted to the underwriters a 45-day option to purchase up to an additional 15% of the common shares sold in the offering (136,363 additional shares).

Jason Barnard

Foremost Lithium Resource & Technology Ltd.

July 25, 2023

Company’s Response:

We have amended page 13 of the Registration Statement to refer to the correct number of over-allotment shares, which has increased as a result of the increased size of the offering.

Financial Statements, page F-1

Staff Comment No. 2

Please update your financial statements and related disclosures throughout your registration statement as required by Item 8.A.4 of Form 20-F.

Company’s Response:

We have updated the financial statements and related disclosures in the Registration Statement to include audited financial statements for the year ended March 31, 2023.

Thank you for your review of the filing. If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at (604) 330-8067, or Anthony Epps of Dorsey & Whitney LLP, our outside legal counsel at (303) 352-1109.

Sincerely,

Foremost Lithium Resource & Technology Ltd.

Jason Barnard

President and Chief Executive Officer

cc:	Anthony Epps, Esq.